

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2022

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ AND ENDING _____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____
                                             (No. and Street)

_____
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____
            (Name – if individual, state last, first, and middle name)

_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MITCHELL S. LITTLE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORONADO INVESTMENTS LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Member

See Attached
Notary Public

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of ___San Diego___ }

On ___Feb. 22, 2023___ before me, ___J. Sherwood, Notary Public___,
Date   _Here Insert Name and Title of the Officer_

personally appeared ___Mitchell S. Little___
Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

```
J. SHERWOOD
Notary Public - California
San Diego County
Commission # 2305479
My Comm. Expires Sep 16, 2023
```

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

Place Notary Seal and/or Stamp Above   _Signature of Notary Public_

———————— OPTIONAL ————————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____   Signer's Name: _____
☐ Corporate Officer – Title(s): _____   ☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General   ☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact   ☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator   ☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____   ☐ Other: _____
Signer is Representing: _____   Signer is Representing: _____



Table of Contents



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coronado Investments, LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Coronado Investments LLC's auditor since 2014.

Denver, Colorado
February 15, 2023

CORONADO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2022

ASSETS

Cash and Cash Equivalents	$ 37,123
Accounts Receivable	201,992
Total Assets	$ 239,115

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 754
Members' equity	$ 238,361
Total liabilities and members' equity	$ 239,115

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Income

Year Ended December 31, 2022

Revenues
    Fee Income $ 326,073
    Interest Income $ 4
    Total Revenues $ 326,077

Expenses
    Utilities $ 17,800
    Professional and Third-Party Services $ 16,713
    Office $ 1,678
    Taxes, Licenses, Insurance and Registrations $ 12,770
    Travel and Entertainment $ 0
    Total Expenses $ 48,961

Net Income $ 277,116

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2022

Balance, beginning of year	$ 401,245
Distributions	$(440,000)
Net Income	$ 277,116
Balance, end of year	$ 238,361

See notes to financial statements.



Statement of Cash Flows

Year Ended December 31, 2022

Cash flows from operating activities
    Net income — $ 277,116
    Adjustments to reconcile net income to net
    cash from operating activities
        Changes in operating assets and liabilities
        Accounts receivable — $ 157,749
        Accounts payable and accrued liabilities — $ (2,056)
    Net cash provided by operating activities — $ 432,809

Cash flows from financing activities
    Distributions — $(440,000)

Decrease in cash and cash equivalents — $ (7,191)

Cash and cash equivalents

    Beginning of year — $ 44,313
    End of year — $ 37,122

Taxes paid — $ 3,550

See notes to financial statements.

CORONADO INVESTMENTS LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Coronado Investments, LLC ("Coronado" or the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of private alternative investment funds and separately managed account investment programs offered by Registered Investment Advisors.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned. Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Accounts Receivable. Accounts receivable are revenues that are earned as of December 31, 2022 but not yet collected. The company has determined that no allowance for doubtful accounts is deemed necessary as of December 31, 2022.

Income Taxes. The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners. The company has determined that no allowance for doubtful accounts is deemed necessary as of December 31, 2022.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on- going analyses of and changes to tax laws, regulations and interpretations thereof.

Notes to Financial Statements

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company may maintain cash balances and deposits with financial institutions that exceed federally insured limits. Management may perform periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2022 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company had no borrowings under subordination agreements at December 31, 2022.

3. **COMMITMENTS AND CONTINGENCIES**

Operating Lease. In February 2016, the FASB issued new guidance (ASC 842-Leases). Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. ASC 842 retains a distinction between finance leases (i.e. capital leases) and operating leases that have initial terms of twelve months or longer. The Company currently operates remotely in the home offices of its Principals. The Company reimburses its Principals for home office expenses, use, and associated utilities at a rate of $1,000 per month each. The company paid $17,800 to its principals for the year ended December 31, 2022.

4. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2022 was 0.02 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2022, the Company had net capital of $36,369 and was $31,369 in excess of the amount required by the SEC.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

   The Company relied on the provisions in Footnote 74 to SEC Release 34-70073 for the calendar year 2022.

6. **SUBSEQUENT EVENTS**

   The Company performed an evaluation of subsequent events through February 15, 2023. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.

CORONADO INVESTMENTS LLC

**Computation of Net
Capital Pursuant to
SEC Rule 15c3-1**

December 31, 2022

	Audited Financial Statements	FOCUS X-17A-5 Part IIA
Total Members' Equity	$238,361	$218,361
Less non-allowable assets included in the following statement of financial condition captions		
Accounts receivable (net allowance for doubtful accounts)		
Other Assets	$201,992	$167,007
Net capital	$ 36,369	$ 51,354
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 31,369	$ 31,369
Total aggregate indebtedness included in the statement of financial condition	$ 754	$ 754
Ratio of aggregate indebtedness to net capital	2.07%	1.47%

**Reconciliation of the Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1 Included
In the Company's Corresponding Unaudited Form X-17A-5
Part IIA**

December 31, 2022

Net Capital Per Company's Unaudited Form X-17A-5	$ 51,354
Adjustments	
Increase in Revenue	$ 20,000
Increase in non-allowable receivables	$ (34,985)
Net Capital Per Report Pursuant To Rule 17a-5(d)	$ 36,369

Exemption Report regarding SEC Rule 15c3-3(k)

Coronado Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions to private investment funds on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

This statement is made to the best of Coronado's knowledge and belief.

_____
Mitchell S. Little

January 12, 2023
Date



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments, L.L.C.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Coronado Investments, L.L.C (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from January 1, 2022 through December 31, 2022 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 15, 2023



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